Amended and Restated
Appendix A
to the
Retirement Plans Agreement
by and between
UMB Bank, n.a.
and
Scout Funds
and
UMB Fund Services, Inc.

 PLANS

 Individual Retirement Accounts that are offered by the Fund under the provisions of Sections 408, 403(b) and/or 530 of the Code, and the regulations promulgated thereunder and Health Savings Accounts.

The undersigned, intending to be legally bound, hereby execute this Amended and Restated Appendix A to the Retirement Plans Agreement dated April 1, 2005, and executed by and between UMB Bank, n.a., Scout Funds and UMB Fund Services, Inc. to be effective as of the 1st day of July, 2010.

UMB FUND SERVICES, INC.	SCOUT FUNDS

By: /s/ Constance Dye Shannon	By: /s/ Gary DiCenzo

Title: EVP	Title: President

UMB BANK, N.A.

By: /s/ Bonnie Johnson

Title: Vice President